COMMENTS RECEIVED VIA EMAIL ON FEBRUARY 24, 2014
(ORIGINAL LETTER DATED OCTOBER 24, 2013)

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

1. "Fund Summary" (Part A of the Registration Statement)

"Portfolio Manager(s)"

C: Please clarify if the four portfolio managers listed in this section are "jointly and primarily responsible" for the day-to-day management of the Fund's portfolio. If not, please clearly describe their roles. See Instruction 2 to Item 5(b) of Form N-1A.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

2. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The first paragraph of this section states that the investment adviser expects to invest the Fund's assets in various types of investments, including "short-term investment-grade debt securities." Please clarify the meaning of "short-term" in this context by adding a more specific description of the Fund's maturity policy regarding its debt securities. Also, please describe the types of debt securities in which the Fund will invest (e.g., commodity-linked notes). Finally, please disclose why a commodity fund includes cash and cash equivalents as principal investments.

R: We believe that the term "short-term investment grade debt securities" is commonly understood, and call the Staff's attention to the following disclosure under "Principal Security Types," which provides additional detail regarding the commodity-linked derivative instruments, short-term investment-grade debt securities, cash, and cash equivalents in which the fund invests:

"Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, mortgage and other asset-backed securities, loans and loan participations, and other securities that Geode believes have debt-like characteristics, including hybrids and synthetic securities.

Money market securities are high-quality, short-term securities that pay a fixed, variable, or floating interest rate. Money market securities include bank certificates of deposit, bankers' acceptances, bank time deposits, notes, commercial paper, and U.S. Government securities.

Commodity-linked derivative instruments are indexed to all or part of a commodities index or to a single commodity. Commodity-linked derivative instruments include debt securities and other investments whose maturity values, interest rates, or returns are determined by reference to a commodities index and are designed to provide exposure to the entire index, and may include other investments that provide exposure to less than the entire commodities index or to a single commodity. Commodity-linked derivative instruments may be positively or negatively indexed, meaning their maturity value may be structured to increase or decrease as commodity values change.

Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).

Central funds are special types of investment vehicles created by Fidelity for use by Fidelity funds and other advisory clients. Central funds incur certain costs related to their investment activity (such as custodial fees and expenses), but do not pay additional management fees. The investment results of the portions of the fund's assets invested in the central funds will be based upon the investment results of those funds."

The fund generally invests in cash and cash equivalents (typically via its investment in Fidelity Cash Central Fund) in order to cover its commodity-linked derivative investments.

Fidelity Oxford Street Trust II (File No. 811-22893)

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3. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The third paragraph of this section states that the investment adviser may invest up to 25% of the Fund's assets in a wholly-owned subsidiary (the "Subsidiary") of the Fund organized under the laws of the Cayman Islands. With regard to the Subsidiary, please:

Comment 1:
Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the "Investment Company Act") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Comment 2:
Disclose that the investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Act. Please also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement.

Comment 3:
Disclose that the Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17), and identify the custodian of the Subsidiary.

Comment 4:
Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund, and ensure that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

Comment 5:
Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Comment 6:
Confirm that the Subsidiary's board of directors will sign the Fund's registration statement.

R: As previously discussed with the Staff, the fund's wholly-owned Cayman Subsidiary is similar to the subsidiaries formed for other Fidelity funds as well as those used by competitor funds. In the case of Commodity Strategy Central Fund, the Subsidiary allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). Commodity Strategy Central Fund's Subsidiary is treated like the wholly-owned Cayman subsidiaries of other Fidelity funds with respect to look-through compliance monitoring for 1940 Act purposes and financial statement consolidation. As noted in the fund's registration statement disclosure, the fund is limited to investing 25% of its assets in the Subsidiary. Fidelity's no-action letter regarding consolidation of the financial statements of a fund and its wholly-owned subsidiary is available upon request. Other compliance- and operations-related matters related to Fidelity fund wholly-owned Cayman subsidiaries have previously been discussed with the Staff. We respond to specific comments below:

Response 1:
As previously discussed with the Staff, the fund typically looks through the Subsidiary, and aggregates the Subsidiary's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the Subsidiary level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also "Response 4," below.

Response 2:
The fund complies with Section 15. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with the provisions of the 1940 Act. We note that the Subsidiary's advisory contract is between its adviser, Geode, and the Subsidiary. The contract is not a material contract with respect to the fund's shareholders and therefore we do not believe it needs to be filed with the fund's registration statement.

Response 3:
As previously noted, the fund typically looks through the Subsidiary, and aggregates the Subsidiary's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. The Subsidiary has the same custodian as the fund (JPMorgan Chase Bank).

Response 4:
The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the Subsidiary.

Response 5:
The fund consolidates its financial statements with the Subsidiary's consistent with no-action relief dated April 29, 2008 (see Fidelity's letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements are filed on Form N-CSR.

Response 6:
The Subsidiary is not required to execute the Registrant's registration statement or post effective amendments. The Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of Commodity Strategy Central Fund's securities.

Fidelity Oxford Street Trust II (File No. 811-22893)

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4. "Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The penultimate sentence in the first paragraph of this section states that the Fund's performance could be more volatile than the performance of "more diversified funds." Since the Fund is classified as non-diversified, please delete the term "more" from this sentence.

R: We believe that the disclosure above is stated in plain English pursuant to Rule 421(b)(3) under the Securities Act of 1933. We believe a typical shareholder - presumably unfamiliar with the 1940 Act's defined terms - would understand the term "more diversified" to mean a fund with greater diversity of issuers, regardless of its status as "diversified" or "non-diversified" under the 1940 Act, as even a non-diversified fund is "diversified" to some extent. Accordingly, we have not modified the disclosure.

Fidelity Oxford Street Trust II (File No. 811-22893)

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5. "Shareholder Information" (Part A of the Registration Statement)

"Selling Shares"

C: Earlier disclosure in the "Purchase and Sale of Shares" section in the summary states that the Fund will only be sold to other Fidelity funds. Disclosure in this section states that the Fund may be sold through authorized intermediaries. Please reconcile these two statements.

R: We will delete the following disclosure: "The fund has authorized certain intermediaries to accept orders to buy shares on its behalf. When authorized intermediaries receive an order in proper form, the order is considered as being placed with the fund, and shares will be bought at the NAV next calculated after the order is received by the authorized intermediary."

6. "Investment Policies and Limitations" (Part B of the Registration Statement)

C: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

R: Noted.

7. "Investment Policies and Limitations" (Part B of the Registration Statement)

C: The Fund also discloses that it may engage in credit default swaps. Please disclose in this section that, when the Fund is a protection seller in a credit default swap, it will segregate assets equal to the full notional value of the swap.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

8. "Trustees and Officers" (Part B of the Registration Statement)

C: This section provides a table listing the principal occupations of the Fund's trustees during the last five years, as well as other information. For each director, please briefly discuss the particular experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a trustee of the Fund. See Item 17(b)(10) of Form N-1A. Please also disclose in this section all directorships held by each trustee during the past five years. See Item 17(b)(3)(ii) of Form N-1A.

R: Current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

Fidelity Oxford Street Trust II (File No. 811-22893)

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9. "Description of the Fund" (Part B of the Registration Statement)

C: This section describes the history of the Fund. Please disclose in this section that the Fund was previously a series of the Fidelity Garrison Street Trust. See Item 15(b) of Form N-1A.

R: Item 15(b) of Form N-1A states: "If the Fund's name was changed during [the past 5 years], state its former name and the approximate date on which it was changed. Briefly describe the nature and results of any change in the Fund's business or name that occurred in connection with any bankruptcy, receivership, or similar proceeding, or any other material reorganization, readjustment or succession." General Instructions A (Definitions) provides: "'Fund' means the Registrant or a separate Series of the Registrant. When an item of Form N-1A specifically applies to a Registrant or a Series, those terms will be used." Taken together, we read these provisions to require disclosure in event of a fund (Commodity Strategy Central Fund) name change, as opposed to a change in Trust. In this regard we note that we do not view the reorganization of the fund from a series of Fidelity Garrison Street Trust to Fidelity Oxford Street Trust II for administrative purposes to be a material reorganization. However, to address the Staff's comment, we will add the following disclosure under "Trust Organization" in the fund's Part B:

"Fidelity Commodity Strategy Central Fund is a fund of Fidelity Oxford Street Trust II, an open-end management investment company created under an initial declaration of trust dated July 17, 2013. Currently, there is one fund offered in the trust: Fidelity Commodity Strategy Central Fund. The Trustees are permitted to create additional funds in the trust and to create additional classes of the fund. Prior to September 27, 2013, the fund was a fund of Fidelity Garrison Street Trust."

10. "Financial Statements" (Part B of the Registration Statement)

C: This section states that the Fund's financial statements and financial highlights for the fiscal year ended July 31, 2013 are included in the Fund's annual report and are incorporated by reference. Please also disclose in this section that the Fund's annual report was filed while the Fund was a series of the Fidelity Garrison Street Trust.

R: We will add the following disclosure:

"The fund's financial statements and financial highlights (presented on a consolidated basis for the fund and its Subsidiary) for the fiscal year ended July 31, 2013, and report of the independent registered public accounting firm, are included in the fund's annual report (filed while the fund was a fund of Fidelity Garrison Street Trust) and are incorporated herein by reference."

11. C: Please advise us if you have submitted or expect to submit exemptive applications or noaction requests in connection with your registration statement.

R: We have not submitted any new exemptive applications or no-action requests in connection with Fidelity Commodity Strategy Central Fund's registration statement filing on September 27, 2013.

12. C: Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Fidelity Oxford Street Trust II (File No. 811-22893)

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R: Noted.

13. C: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

R: Noted.

14. Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.